Exhibit 4.3

FOURTH SUPPLEMENTAL INDENTURE

        FOURTH SUPPLEMENTAL INDENTURE (this "Fourth Supplemental Indenture"), dated as of July 12, 2004 among Key Energy Shared Services, LLC, a Delaware limited liability company (the "New Guarantor"), Key Energy Services, Inc., a Maryland corporation (the "Company"), and U.S. Bank National Association, as trustee under the indenture referred to below (the "Trustee").

W I T N E S S E T H

        WHEREAS, the Company has heretofore executed and delivered to the Trustee an indenture dated as of February 27, 2002 (the "Base Indenture"), as supplemented by the First Supplemental Indenture dated as of March 1, 2002, the Second Supplemental Indenture dated as of August 29, 2002, and the Third Supplemental Indenture dated as of July 28, 2003 (collectively, the "Supplemental Indentures" and together with the Base Indenture, the "Indenture"), pursuant to which the Company has issued an aggregate outstanding principal amount of $275.0 million of 8 3/8% Senior Notes due 2008 (the "Notes");

        WHEREAS, certain of the Company's subsidiaries have heretofore executed and delivered a senior note guarantee which is endorsed upon each of the Notes (the "Senior Guarantee");

        WHEREAS, Section 1020 of the Indenture provides that under certain circumstances the Subsidiaries (as defined in the Indenture) which are not then Guarantors must execute and deliver to the Trustee a supplemental indenture pursuant to which such Subsidiaries shall jointly and severally, unconditionally guarantee, on a senior basis, all of the Company's Obligations under the Notes and the Indenture on the terms and conditions set forth herein and be deemed to have executed and delivered the Senior Guarantee; and

        WHEREAS, pursuant to Section 901 of the Base Indenture, the Trustee is authorized to execute and deliver this Fourth Supplemental Indenture.

        NOW THEREFORE, in consideration of the foregoing and for other good and valuable consideration, the receipt of which is hereby acknowledged, the New Guarantor and the Trustee mutually covenant and agree for the equal and ratable benefit of the Holders of the Notes as follows:

        1.     CAPITALIZED TERMS. Capitalized terms used herein without definition shall have the meanings assigned to them in the Indenture.

        2.     AGREEMENT TO GUARANTEE. The New Guarantor hereby jointly and severally, unconditionally guarantees, on a senior basis, to each Holder of a Note authenticated and delivered (or to be authenticated and delivered) by the Trustee and to the Trustee and its successors and assigns, each such Note and the obligations of the Company thereunder or under the Indenture, on the terms set forth in Article Fourteen of the Indenture and agrees to be bound by all applicable provisions of the Indenture, including the provisions of Section 1401 of the Indenture. From and after the date hereof, the New Guarantor shall be deemed to have executed and delivered the Indenture and the Senior Guarantee which is endorsed upon each of the Notes authenticated and delivered (or to be authenticated and delivered) by the Trustee pursuant to the Indenture.

        3.     NO RECOURSE AGAINST OTHERS. No past, present or future director, officer, manager, partner, employee, incorporator, stockholder or agent of the New Guarantor, as such, shall have any liability for any obligations of the Company or the New Guarantor under the Notes, the Senior Guarantee, the Indenture or this Fourth Supplemental Indenture or for any claim based on, in respect of, or by reason of, such obligations or their creation. Each Holder of the Notes by accepting a Note waives and releases all such liability. The waiver and release are part of the consideration for issuance of the Notes. Such waiver may not be effective to waive liabilities under the federal securities laws and it is the view of the SEC that such a waiver is against public policy.

        4.     RELEASES.

          (a)   In the event of a sale or other disposition of all of the assets of the New Guarantor, by way of merger, consolidation or otherwise, or a sale or other disposition of all the Capital Stock of the New Guarantor, in each case to a Person that is not (either before or after giving effect to such transactions) a Subsidiary of the Company, then such New Guarantor (in the event of a sale or other disposition, by way of merger, consolidation or otherwise, of all of the capital stock of such New Guarantor) will be released and relieved of any obligations under the Indenture and its Senior Guarantee, if immediately after giving effect to such sale, there is no Default or Event of Default that has occurred and is continuing. If such New Guarantor is not released and relieved of its obligations under its Senior Guarantee because a Default or Event of Default has occurred and is continuing immediately after giving effect to such sale, such New Guarantor will be released and relieved of such obligations as soon thereafter as all Default and Events of Default have been waived or cured. The Trustee shall execute any documents reasonably requested in order to evidence the release of the New Guarantor, pursuant to the provisions of Section 1404 of the Indenture, from its obligations under its Senior Guarantee.

          (b)   Any New Guarantor not released from its obligations under its Senior Guarantee shall remain liable for the full amount of principal of and interest on the Notes and for the other obligations of any Guarantor under the Indenture as provided in Article Fourteen of the Indenture.

        5.     GOVERNING LAW. THIS FOURTH SUPPLEMENTAL INDENTURE SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS, OTHER THAN THE CHOICE OF LAW PROVISIONS, OF THE STATE OF NEW YORK.

        6.     COUNTERPARTS. The parties may sign any number of copies of this Fourth Supplemental Indenture. Each signed copy shall be an original, but all of them together represent the same agreement.

        7.     EFFECT OF HEADINGS. The Section headings herein are for convenience only and shall not affect the construction hereof.

        8.     THE TRUSTEE. The Trustee shall not be responsible in any manner whatsoever for or in respect of the validity or sufficiency of this Fourth Supplemental Indenture or for or in respect of the recitals contained herein, all of which recitals are made solely by each New Guarantor and the Company.

[SIGNATURES ON FOLLOWING PAGE]

        IN WITNESS WHEREOF, the parties hereto have caused this Fourth Supplemental Indenture to be duly executed and attested, all as of the date first above written.

Dated: July 12, 2004
NEW GUARANTOR:
KEY ENERGY SHARED SERVICES, LLC
	By:	/s/ Royce W. Mitchell
	Name:	Royce W. Mitchell
	Title:	Manager
THE COMPANY:
KEY ENERGY SERVICES, INC.
	By:	/s/ Royce W. Mitchell
	Name:	Royce W. Mitchell
	Title:	Executive Vice President, Chief Financial Officer and Chief Accounting Officer
THE TRUSTEE:
U.S. BANK, NATIONAL ASSOCIATION as Trustee
	By:	/s/ Laura L. Moran
	Name:	Laura L. Moran
	Title:	Vice President